FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 24th September 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	September 23, 2012
Today’s date:	September 24, 2012
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	September 20, 2012

Name of Directors/PDMRs:

Directors and PDMRs who joined the Royal Dutch Shell plc Scrip Dividend Programme, the introduction of which was announced on September 17, 2010 (name/s listed below).

Nature of the transaction:

Issue of shares pursuant to the Royal Dutch Shell plc Scrip Dividend Programme in respect of the second quarter interim dividend for 2012.

Consideration for the transaction:

The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend foregone on the existing shareholding (see below).

Class of security:

Royal Dutch Shell plc Class A shares ("RDS A")

Director/PDMR

Peter Voser	3,428 RDS A at US$ 35.425 per share *

* The Reference Share Price as announced on August 15, 2012

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

+44 (0) 20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 24 September 2012